                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             (AMENDMENT NO.1)



                       (Frederick's of Hollywood, Inc.)
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Class A Common Stock, $1.00 par value
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 35582420-2
                            --------------------
                               (CUSIP Number)

                    Robert Greenwood, Compliance Director
                           Bayview Investors, Ltd.
                    c/o Robertson, Stephens & Company LLC
                            555 California Street
                           San Francisco, CA 94104

-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               September 9, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") of otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 35582420-2
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bayview Investors, Ltd.
   94-2993100 (FEIN)

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /x/
                                                                      (b) / /

-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

      WC

-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                           / /


-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION


        A California limited partnership
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER

                    0
  NUMBER OF     ---------------------------------------------------------------
   SHARES        8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          1,478,258
    EACH        ---------------------------------------------------------------
  REPORTING      9  SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
                ---------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER


                    1,478,258
-------------------------------------------------------------------------------
11 AGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,478,258
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
50.04%
-------------------------------------------------------------------------------
YPE OF REPORTING PERSON*

        PN
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D ("Schedule 13D") relates to the shares of Class A Common stock, $1.00 par value ("shares"), issued by Frederick's of Hollywood, Inc., a Delaware Corporation ("Issuer"). The principal executive offices of the Issuer are at 6608 Hollywood Boulevard, Hollywood, CA 90028,
(213) 466-5151.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(c).  This Schedule 13D is filed on behalf of Bayview Investors,
Ltd. ("Bayview") one of the six members of the group ("Group") which acquired beneficial ownership of the shares reported herein through Royalty ("Royalty") Corporation pursuant to the Stock Purchase Agreement dated August 25, 1997 between Royalty Corporation, as purchaser, and the Frederick N. Mellinger Trust and the Harriet R. Mellinger Trust, as sellers, which agreement (the "Stock Purchase Agreement") is attached hereto as Exhibit "A". The five members of the Group not included in this Schedule 13D filing are Monroe Holdings, L.L.C., 1995 Investments, L.L.C., ECC Spice, L.L.C., Indosuez FOH Partners, and Truemarq (Asia) PTE LTD. Bayview is a venture capital partnership whose partners are employees of Robertson, Stephens & Company LLC, formed in 1985 for the purpose of making investments in various companies and other entities. This Schedule 13D also includes information with respect to the general partner of Bayview, Robertson Stephens Private Equity Group, L.L.C., a
Delaware limited liability company ("RSPEG"). RSPEG is a partner of numerous venture capital partnerships.

      Filing Persons
      Bayview Investors, Ltd.
      c/o Robertson Stephens Private Equity Group, L.L.C.
      555 California Street
      San Francisco, CA 94104

      (d) During the last 5 years, neither Bayview nor RSPEG has been convicted in a criminal proceeding.

      (e) During the last 5 years, neither Bayview nor RSPEG has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Not applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


        The funds used for the purchase reported herein as well as a simultaneous purchase of shares of Class B common stock of Frederick's are derived from Royalty Corporation's working capital in the aggregate amount of up to approximately $ 20.76 million and an additional $44.24 million which will be funded either by Royalty's existing financing arrangements described in the Information Statement (described below) under "Description of Financing of Merger" upon consummation of the Merger, or from financing arrangements as described in section 6(c) of this Schedule 13D and as to be further determined in the event the purchase described herein is effected prior to the consummation of the Merger. Royalty's working capital is derived from capital contributions made by members of the Group as follows:



                     Monroe Holdings                      $  9,281,796
                     1995 Investments                        3,664,140
                     ECC Spice                               1,220,688
                     Bayview Investors, Ltd.                   365,376
                     Indosuez Partners                       2,076,000
                     Trumarq (Asia) PTE Ltd.                 4,152,000
                                                          ------------
                           Total                           $20,760,000



     Capital contributions from Bayview were made from its working capital which was obtained from capital contributions made by its partners. Prior to the purchase reported herein, neither Bayview nor RSPEG was a beneficial owner of shares of Class A Common Stock.

ITEM 4. PURPOSE OF THE TRANSACTION.

      On June 15, 1997, Royalty, Royalty Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Royalty, and the Issuer entered into an Agreement and Plan of Merger, as amended on July 28, 1997 ("Merger Agreement") whereby upon the occurrence of certain specified events, the Issuer would be merged with Royalty Acquisition Corporation. (The Merger Agreement was filed with the U. S. Securities and Exchange Commission ("SEC") by the Issuer on Form 8-K on June 20, 1997 and is hereby incorporated by reference as though fully set forth herein.) Pursuant to the Merger Agreement, (i) each outstanding share of the Issuer's Class A Common Stock and Class B Common Stock, each par value $1.00 per share, will be converted into the right to receive $6.14 in cash, without interest, and (ii) each share held by the Issuer or any of its subsidiaries or held in the Issuer's treasury is to be canceled, and no payment is to be made with respect thereto ("Merger Transaction"). The Board of Directors of the Issuer approved the Merger Transaction on June 15, 1997. The planned effective date of the Merger was scheduled for August 27, 1997. On August 6, 1997 proxy material, including an information statement (the "Information Statement"), was mailed via the U.S. Postal Service to all of the Issuer's stockholders who held shares as of July 21, 1997. The Information Statement was filed with the SEC on August 4, 1997 and is hereby incorporated by reference as though fully set forth herein.


        Royalty Corporation entered into the Stock Purchase Agreement with The Frederick N. Mellinger Trust and The Harriet R. Mellinger Trust disclosed herein to acquire the shares of Class A Common Stock for $6.90 per share on August 25, 1997, as supplemented September 3, 1997. In addition, pursuant to the Stock Purchase Agreement, Royalty agreed that per consummation of the Merger, it will purchase all other shares of the Issuer, both Class A Common Stock and Class B Common Stock, for $6.90 per share. In addition, pursuant to the Stock Purchase Agreement, Royalty has been granted an irrevocable proxy to vote all of the shares subject to the Agreement in favor of the Merger. In addition, Royalty purchased as aggregate of 195,000 shares of Class A Common Stock of the issuer in open market transactions, at an average price of $8.21 per share. Consequently, the primary purpose of effecting the Stock Purchase Agreement was to enhance the Filers' ability to gain control of the Issuer through the Merger and to discourage other competing bidders. Royalty may make additional purchases of Class A Common Stock, or agreements or options with respect to such stock, to further enhance its ownership position. At present, Royalty has not entered into any specific agreements with respect to any such additional Purchases.


     Royalty intends to acquire all the shares of both the Class B Common
Stock and Class A Common Stock of the Issuer pursuant to the Merger Agreement. Royalty intends to consummate the Merger Transaction to pay all stockholders in cash for their shares and reconstitute the Board of Directors, all as described in the Information Statement. As a result of the Merger, the Issuer will become privately held, and consequently will be delisted from the New York Stock Exchange and will terminate its registration pursuant to Section 12(g)4 of the Act.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.


      (a)-(b) Royalty Corporation has direct beneficial ownership and the members of the Group, Monroe Holdings, 1995 Investments, ECC Spice, Bayview Investors, Ltd., Indosuez FOH Partners, and Truemarq (Asia) PTE LTD., share indirect beneficial ownership of 1,478,258 shares (50.04%) of the Company's Class A Common Stock. Each of the members of the Group has deposited all of its respective shares of Royalty and rights thereto into a voting trust which vests all voting and dispositive power of the securities of Royalty to the Trustees ("Voting Trust"). The Trustees of this Voting Trust are David E. Lipson, Nadine E. Lipson, Laurence E. Lipson, and Suzanne L. Saxman whose majority vote determines all voting and investment decisions of the shareholders of Royalty. The members of the Board of Directors of Royalty Corporation, David E. Lipson and John
      H. Friedman have the power to direct corporate action of Royalty at the board level.


      (c) Except for those shares acquired and disclosed herein, neither Bayview nor RSPEG has purchased shares of the Company's Class A Common Stock within the past 60 days.

      Royalty Corporation entered into the Stock Purchase Agreement with the Harriet R. Mellinger Trust and the Frederick N. Mellinger Trust on August 25, 1997, as supplemented on September 3, 1997, to acquire from each Trust 463,066 and 820,192 of the shares, respectively, of the Class A Common Stock of the issuer for $6.90 per share.



DATE OF PURCHASE   NUMBER OF SHARES   PRICE PER SHARE     HOW EFFECTED
----------------   ----------------   ---------------     ------------
08/25/97              1,283,258              $6.90        PRIVATE SALE
09/07/97                195,000              $8.21        OPEN MARKET PURCHASES



     (d) Not applicable

     (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     A. Royalty entered into the Stock Purchase Agreement to purchase 1,283,258 shares (43.4%) of the Company's Class A Common Stock from the Frederick N. Mellinger Trust and Harriet N. Mellinger Trust for $6.90 per share on August 25, 1997, as supplemented on September 3, 1997.



        B. Royalty Corporation, its wholly owned subsidiary, Royalty Acquisition Corporation, and the Issuer entered into the Merger Agreement on June 15, 1997, as amended by First Amendment to Agreement and Plan of Merger dated as of July 28, 1997, and further amended September 8, 1997, to acquire 100% of the outstanding stock of the Issuer. The Merger Agreement was filed with the U. S. Securities and Exchange Commission ("SEC") by the Issuer on Form 8-K on June 20, 1997 and is hereby incorporated by reference as though fully set forth herein.



     C. The balance of the funds required to consummate the purchase will be provided from the sources identified in the information statement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


     Item 7(c) is amended and restated to read in its entirety as follows:



     (c)(i) Merger Agreement, incorporated by reference from Issuers Form 8-k filed on June 20, 1997.



     (c)(ii) Second amendement to Merger Agreement, dated September 8, 1997.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 1997

                                       BAYVIEW INVESTORS, LTD.


                                       By:   /s/   Dana K. Welch
                                          ------------------------
                                          Authorized Signatory

                                  EXHIBIT A

                           STOCK PURCHASE AGREEMENT


     This Stock Purchase Agreement (the "Agreement") is made as of August 25, 1997, by and between Royalty Corporation, a Delaware corporation ("Buyer"), and the Frederick N. Mellinger Trust and the Harriet R. Mellinger Trust (collectively, "Seller").

     WHEREAS, Frederick's of Hollywood, Inc. ("Frederick's") has entered into an Agreement and Plan of Merger dated as of June 15, 1997, as amended by First Amendment to Agreement and Plan of Merger dated as of July 28, 1997 (the "Merger Agreement") with Buyer, pursuant to which Buyer's wholly owned subsidiary Royalty Acquisition Corp. will be merged with and into Frederick's (the "Merger"), with Frederick's surviving the Merger; and

     WHEREAS, under the Merger Agreement, each issued and outstanding share of Class A capital stock, $1.00 par value, and Class B capital stock, $1.00 par value, of Frederick's will be canceled and converted into the right to receive $6.14 per share (the "Merger Price "); and

     WHEREAS, as of the date hereof, Seller owns, and is willing to sell on the terms contained herein, 1,283,258 shares of Class A capital stock and 3,159,103 shares of Class B capital stock (collectively, the "Shares") of Frederick's; and

     WHEREAS, Buyer is willing to and shall purchase 1,283,258 shares of the Class A capital stock and 2,563,258.9 shares of the Class B capital stock as a single unit representing 43.42212% of the total issued and outstanding shares of each of the Class A capital stock and the Class B capital stock, plus an additional 595,844.1 shares of Class B capital stock representing 10.0937% of the total issued and outstanding shares of the Class B capital stock, at $6.90 per share and otherwise in accordance with the terms and subject to the conditions of this Agreement.

     WHEREAS, Buyer is willing, upon consummation of the Merger, to make an additional payment to the remaining stockholders ("Remaining Stockholders") so that their aggregate consideration is $6.90 per share.

     Accordingly, for and in consideration of the foregoing, the parties hereto agree as follows:

      1. Purchase and Sale. On the terms and subject to the conditions of this agreement, Seller hereby agrees to sell, convey, transfer and assign to the Buyer, and the Buyer hereby agrees to purchase, accept and acquire from Seller, the Shares.

      2. Purchase Price and Closings.

           (a) Buyer agrees to pay as the purchase price for the Shares an amount equal to $6.90 per Share. Payment for the Shares shall be made upon the earlier of the consummation of the Merger or the Merger Deadline (as defined in Section 10.1 of the Merger Agreement, hereinafter the "Closing"). At the Closing, Seller shall deliver or cause to be delivered to Buyer a stock certificate or certificates duly endorsed for transfer by delivery or accompanied by stock powers duly endorsed in blank for the Shares sold by Seller, together with such other documents as may be necessary to effect the transfer thereof to Buyer. At the Closing, Buyer shall pay in cash to Seller the per Share purchase price multiplied by the Shares being sold by Seller at the Closing.

           (b) In the event the Merger is consummated pursuant to the Merger Agreement, Buyer hereby agrees that an additional payment of $0.76 per share shall be paid to the Remaining Stockholders entitled to payment of the Merger Price, at such time as the Merger Price is paid to such holders.

      3. Representations and Warranties of the Seller. Seller represents and warrants to the Buyer as follows:

           (a) Seller has good and marketable title to the Shares, free and clear of any claims, security interests, liens and encumbrances except for a pledge of the Shares to Bank of America. Upon sale hereunder, good and marketable title to the Shares will be transferred to Buyer, free and clear of any claims, security interests, liens and encumbrances whatsoever, including without limitation the pledge to Bank of America.

           (b) The execution and delivery of this Agreement on behalf of Seller and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Seller, and this Agreement constitutes the legal, valid and binding agreement of Seller enforceable in accordance with its terms.

      4. Representations and Warranties of Buyer. Buyer hereby represents and warrants to the Seller as follows:

           (a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

           (b) The execution and delivery of this Agreement and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Buyer, and this Agreement constitutes the legal, valid and binding agreement of Buyer enforceable in accordance with its terms.

           (c) Buyer has a net worth of at least $17 million.

      5. Irrevocable Proxy. Seller hereby irrevocably appoints the Buyer or any designee of the Buyer the lawful agent, attorney and proxy of Seller, during the term of this Agreement, to vote all of the Shares in favor of the Merger Agreement, and the transactions contemplated by the Merger Agreement against any other proposal for any merger, sale of assets or other business combination between the Company and any other person or entity or which would result in any of the conditions to the Buyer's obligations not being fulfilled. Seller acknowledges that the irrevocable proxy created hereby is coupled with an interest.

      6. Conditions Precedent to the Seller's Obligations. Each of the obligations of Seller to be performed hereunder shall be subject to the satisfaction (or waiver by Seller), prior to the time Seller is obligated to perform such obligation, of each of the following conditions:

           (a) Buyer's representations and warranties contained in this Agreement shall be true on and as of such time with the same force and effect as though made on and as of such time.

           (b) Buyer shall have complied in all material respects with the covenants set forth herein to be performed by it.

      7. Conditions Precedent to Buyer's Obligations. Each of the obligations of Buyer to be performed hereunder shall be subject to the satisfaction (or waiver by Buyer), prior to the time Buyer is obligated to perform such obligation, of each of the following conditions:

           (a) Seller's representations and warranties contained in this Agreement shall be true on and as of such time with the same force and effect as though made on and as of such time.

           (b) Seller shall have complied in all material respects with the covenants set forth herein to be performed by Seller.

      8. Termination. This Agreement may be terminated and the purchase and sale contemplated herein may be abandoned:

           (a) By mutual consent of the parties hereto.

           (b) By either party hereto, if such party is precluded by an order or injunction of a court of competent jurisdiction from consummating the purchase and sale contemplated hereunder.

           (c) By either party hereto, if after the date hereof any action has been taken or any statute, rule or regulation has been enacted, promulgated or deemed applicable to the transactions contemplated hereby by any government or governmental agency that makes the consummation of the transactions contemplated hereby illegal.

           (d) By either party hereto upon termination of the Merger Agreement in accordance with its terms, as fully set forth in Article X thereof.

      In the event of such termination or abandonment, neither party hereto (or any of its directors, officers or trustees) shall have any liability, or further obligation to the other party to this Agreement, except that nothing herein will relieve either party from liability under Section 10 or for any material breach of any warranty set forth in Sections 3 or 4, or for any willful breach of this Agreement.

      9. Further Assurances. Each party agrees to cooperate with the other, and to execute and deliver, or cause to be executed and delivered, all such other instruments, and to take all such other actions as it may be reasonably requested to take, from time to time, in order to effectuate the provisions and purposes of this Agreement.

      10. Specific Performance. Each party acknowledges that (i) the Shares ansferred to Buyer pursuant to this Agreement and the rights of Seller hereunder are unique, (ii)Eneither party will have any adequate remedy at law if the other party shall fail to perform any of its obligations hereunder and (iii) each party shall have the right, in addition to any other rights it may have, to specific enforcement of this Agreement if the other party shall fail to perform any of its obligations hereunder.

      11. Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, personal representatives, successors and assigns. Buyer may, without the consent of the Seller, assign any or all of its rights hereunder, provided that any such assignment shall not effect the obligations of Buyer hereunder.

      12. Amendment and Modification. This Agreement may not be amended, modified, supplemented or changed in any respect except by a writing duly executed by Seller and Buyer.

      13.  Other Provisions.

           (a) Notice. All notices, requests, consents and other communications hereunder shall be in writing and shall be mailed first class, certified return receipt requested, with postage prepaid as follows:

           If to Buyer, addressed to:

           Royalty Corporation
           c/o D'Ancona & Pflaum
           30 North LaSalle, Suite 2900
           Chicago, IL 60602
           Attn: Suzanne L. Saxman

           If to Seller, addressed to:

           The Frederick N. Mellinger Trust
           The Harriet R. Mellinger Trust
           c/o Hugh V. Hunter
           16633 Ventura Boulevard, Suite 1211
           Encino, California 91436

           (b) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one instrument.

           (c) Headings. The headings of the paragraphs and subparagraphs of this Agreement are inserted for convenience only and shall not constitute a part hereof.

           (d) Law Governing. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

           (e) Benefit of Parties. Except as expressly provided herein, nothing in this Agreement shall be construed to give any person or entity other than Seller, Buyer and the Remaining Stockholders any legal or equitable right, remedy or claims under this Agreement, and this Agreement shall be for the sole and exclusive benefit of Seller, Buyer and the Remaining Stockholders.

           (f) Expenses. The parties shall bear their own respective expenses incurred in connection with this Agreement and consummation of the transactions contemplated hereby.

           (g) Severability. Whenever possible, each provision shall be construed so as to be interpreted in such manner as to be effective and valid under applicable law. If any provision of this Agreement or the application thereof to any party or circumstance shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition without invalidating the remainder of such provision or any other provision of this Agreement or the application of such provision to other parties or circumstances.

           (h) Waivers. No delay on the part of either party in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise of any right or remedy by either party shall preclude any other or further exercise thereof, or exercise of any other right or remedy.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.




SELLER:                                             BUYER:
THE FREDERICK N. MELLINGER TRUST                    ROYALTY CORPORATION
                                                        a Delaware corporation

By:  /s/ Hugh V. Hunter                             By:  /S/ David E. Lipson
     --------------------------------                    ----------------------
     Hugh V. Hunter, Co-Trustee                          David E. Lipson,
                                                         Chariman of the Board & President

BY:  WELLS FARGO BANK, CO-TRUSTEE

     By:  /s/ Gary Newman
        -----------------------------

     By:  /s/ Karen M. Vielhaber
        -----------------------------


THE HARRIET R. MELLINGER TRUST


By:  /s/ Hugh V. Hunter
     --------------------------------
     Hugh V. Hunter, Co-Trustee


BY:  WELLS FARGO BANK, CO-TRUSTEE

     By:  /s/ Gary Newman
        -----------------------------

     By:  /s/ Karen M. Vielhaber
        -----------------------------


                    SUPPLEMENT TO STOCK PURCHASE AGREEMENT

     This Supplement to Stock Purchase Agreement (the "Agreement") is made as of September 3, 1997, by and between Royalty Corporation, a Delaware corporation ("Buyer"), and the Frederick N. Mellinger Trust and the Harriet R. Mellinger Trust (collectively, "Seller").

     WHEREAS, Buyer and Seller have entered into a Stock Purchase Agreement dated as of August 25, 1997 (the "Stock Purchase Agreement"), providing for the purchase by Buyer of shares of Class A capital stock and Class B capital stock of Frederick's of Hollywood, Inc. owned by Seller (the "Shares"); and

     WHEREAS, pursuant to Section 12 of the Stock Purchase Agreement Buyer and Seller desire to supplement the Stock Purchase Agreement;

     Accordingly, for good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties hereto agree as follows:

     1. Status of Stock Purchase Agreement. Except as specifically supplemented herein, the Stock Purchase Agreement shall remain in full force and effect. This Supplement is not to be construed as a release, waiver or modification of any of the terms, conditions, representations, warranties, covenants, rights or remedies set forth in the Stock Purchase Agreement, except as specifically set forth herein. All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Stock Purchase Agreement.

     2. Termination. Section 8(d) of the Stock Purchase Agreement is hereby revised to read in its entirety as follows: "By Seller if Buyer has not paid the purchase price for the Shares on or prior to the Merger Deadline."

     3. Closing. The parties recognize and agree that Buyer may, at its option, exercise its right to purchase the Shares at any time upon written notice to Seller, and that such exercise shall be effective upon delivery of such written notice to Seller, subject only to Buyer paying the purchase price therefor within two business days of delivery of such written notice. Buyer and Seller acknowledge and agree that Seller's obligation to sell the Shares to Buyer upon Buyer's exercise of its right to purchase the Shares is unconditional and not subject to completion of the Merger or any other contingency.

     4. Indemnification. Buyer shall indemnify Seller, immediately upon demand by Seller, for (a) any fee payable to Janney Montgomery Scott, Inc. ("Janney") pursuant to the agreement between Seller and Janney dated May 9, 1996 as a result of the consummation of the transactions contemplated by the Stock Purchase Agreement; and (b) the out-of-pocket costs and expenses (including attorneys' fees) incurred by Seller in connection with or related to this Supplement, up to a maximum of $25,000. Upon and after Seller's delivery of the Shares to Buyer, Buyer shall also indemnify Seller (including, without limitation, the trustees of Seller, and their respective officers, employees and agents), for any expense (including, without limitation, reasonable attorneys fees and other costs of defense), loss, damage, liability or claims ("Claims") asserted by any shareholder of Frederick's of Hollywood, Inc. or by any other third party other than beneficiaries of the Seller, arising from or relating to the transactions contemplated by the Stock Purchase Agreement, as supplemented hereby. Buyer retains the right to provide and participate in the defense of such Claims.

     5. Buyer's Account. Buyer represents that the Shares are being acquired for its own account and not with a view to resale. If the Merger is not consummated, and prior to March 1, 1998 Buyer resells the Shares to an unaffiliated third party for a price per share greater than $6.90, then Buyer shall pay Seller as additional purchase price the amount of any such difference.

     6. Best Efforts. Buyer shall use its best efforts to cause the consummation of the Merger pursuant to the Agreement and Plan of Merger among Buyer, Royalty Acquisition Corp. and Frederick's of Hollywood, Inc. Buyer and Seller each shall take such actions requested by the other to effectuate the terms of the Stock Purchase Agreement, as supplemented hereby.

     7. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.


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

     8. Governing Law. This Amendment shall be governed by the laws of the state of California (regardless of the laws that might otherwise govern under applicable California principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.


                                    *****


SELLER:                                      BUYER:

THE FREDERICK N. MELLINGER TRUST             ROYALTY CORPORATION
                                             a Delaware Corporation

By:  /s/ Hugh V. Hunter                      By: /s/ David E. Lipson
     -----------------------------           ---------------------------------
     Hugh V. Hunter, Co-Trustee              Davis E. Lipson
                                             Chairman of the Board & President

BY:  WELLS FARGO BANK, CO-TRUSTEE

     By:  /s/ Gary Newman, Vice President Trust
        ---------------------------------------

     By:  /s/ Patricia A. Cassin
        --------------------------


THE HARRIET R. MELLINGER TRUST


By:  /s/ Hugh V. Hunter
     -------------------------------
     Hugh V. Hunter, Co-Trustee


BY:  WELLS FARGO BANK, CO-TRUSTEE

     By:  /s/ Gary Newman, Vice President Trust
        ---------------------------------------

     By:  /s/ Patricia A. Cassin
        ----------------------------

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